FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,           October   ,20       02
                           -----------      -----------

                             MDC CORPORATION INC.
           --------------------------------------------------------
                (Translation of registrant's name into English)

             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
           --------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

    Form 20-F                          Form 40-F             X
                      ----------------                ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                     No          X
    ------------------     ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 EXHIBIT INDEX

Exhibit                                                        Page No.

1.        Press Release dated October 22, 2002                    4

2.        Press Release dated October 30, 2002                    7

                                                           Exhibit 1

FOR IMMEDIATE RELEASE

FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

                             MDC CORPORATION INC.
                           CUSTOM DIRECT INCOME FUND

          Custom Direct Income Fund Files Preliminary Prospectus for
                       Initial Public Offering of Units

                  TORONTO - October 22, 2002 - MDC Corporation Inc. of Toronto (TSE: MDZ.A; NASDAQ: MDCA) and Custom Direct Income Fund announced today that the Fund has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with a proposed initial public offering of units of the Fund.

                  The net proceeds of the offering together with proceeds from a new credit facility to be entered into concurrently with the closing will be used in connection with the acquisition of an approximate 80% interest in MDC's U.S. based direct-to-customer cheque business, operated by Custom Direct, Inc. and affiliated companies.

                  MDC will retain a 20% subordinated interest in the business after the offering and has agreed not to sell its interest before December 31, 2003.

                  "MDC has developed Custom Direct from a modest platform and built it into one of the pre-eminent paper payment businesses in the United States," said Miles Nadal, MDC's President and Chief Executive Officer. "The crystalization of value through this high quality income fund represents another important step in MDC's strategy to increase its financial flexibility and realize incremental value for our shareholders," said Nadal.

                  The Fund units will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which the offer, solicitation or sale would be unlawful.

About Custom Direct

                  Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with forecast sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

About MDC Corporation Inc.

                  MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

                  Maxxcom, approximately 78% owned by MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.


FOR MORE INFORMATION CONTACT:

MILES S. NADAL                                  PETER M. LEWIS
Chairman and Chief Executive Officer            Executive Vice-President
MDC Corporation Inc.                            and Chief Financial Officer
Tel:  (416) 960-9000, ext. 223                  MDC Corporation Inc.
                                                Tel:  (416) 960-9000, ext. 272

                                                GRAHAM L. ROSENBERG
                                                Executive Vice-President
                                                MDC Corporation Inc.
                                                Tel: (416) 960-9000, ext. 239

                                                           Exhibit 2

                     PRESS RELEASE FOR IMMEDIATE RELEASE



FOR:         MDC Corporation Inc.
             45 Hazelton Avenue
             Toronto, Ontario M5R 2E3


CONTACTS:    Miles S. Nadal            Peter M. Lewis
             Chairman & CEO            Executive Vice President & CFO
             (416) 960-9000 Ext.223    (416) 960-9000 Ext.272

             Walter Campbell
             Senior Vice-President Finance
             (416) 960-9000 Ext.336


TSE Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   www.mdccorp.com


MDC CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002

TORONTO, Ontario (October 30, 2002) - MDC Corporation Inc. ("MDC") of Toronto today announced its financial results for the third quarter and nine months ended September 30, 2002.

For the quarter ended September 30, 2002, revenue was $221.0 million, a decrease of 16% compared to the $262.3 million achieved in the same quarter of 2001. Operating income before other charges declined to $16.4 million from the $29.3 million generated in 2001. However, when the results of operations that have been sold, including Davis + Henderson, are excluded from the prior-year third quarter, revenue increased over the third quarter of 2001 by 7% from $202.7 million to $217.8 million. Operating income calculated on the same basis improved by 25% from $13.0 million to $16.2 million, a reflection of the significant improvement across the Secure Transactions division in revenue growth and improved efficiencies.

Net income for the quarter was $5.5 million, including a $1.9 million pre-tax gain on dispositions as compared with the loss of $154.1 million as restated for the third quarter of 2001, which contained the previously reported restructuring provision.

Comparative third quarter and year to date results have been restated to recognize losses of $12.2 million and $15.8 million respectively with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities in accordance with changes to Canadian GAAP effective January 1, 2002. These losses, due to fluctuations in the Canadian to U.S. dollar exchange rates, were previously deferred and amortized over the term of the related item. Effective July 1, 2002, management designated the Company's 10.5% U.S. Senior Subordinated Notes as a hedge against the foreign exchange exposure of the Secure Transactions U.S. operations. The resulting net foreign exchange effect will in future be reflected in the cumulative translation account within shareholders' equity.

Basic earnings per share for the third quarter of 2002 was $0.30 versus an adjusted basic loss per share of $6.29 for 2001 calculated on a comparable basis excluding goodwill charges. Fully diluted earnings per share for the quarter was $0.21 compared to an adjusted fully diluted loss per share of $6.29. Cashflow from operations for the third quarter of 2002 was $11.0 million, a slight decrease from the $11.6 million achieved in the prior year. Basic and fully diluted cashflow per share was $0.63 and $0.42, respectively, compared to $0.65 and $0.48 achieved in 2001.

"We remain committed to the completion of the planned divestiture of non-core assets. During the quarter, we completed the sale of House of Questa, our U.K. stamp operation and also completed the divestiture of our Australian ticketing operations. The combined gross proceeds for these transactions amounted to approximately $9.0 million," said Peter Lewis, Executive Vice-President and Chief Financial Officer.

The Secure Transactions division reported sales for the third quarter of $72.9 million and operating income before other charges of $10.3 million. Excluding the results of disposed operations, this represents a 7% increase in revenues over third quarter 2001, and a significant improvement in operating income of $4.2 million. On the same basis, operating margins increased from 5% last year to 14% in Q3 2002. The significant increase in operating income and margins was a result of improvements across the division, particularly in our U.S. direct-to-consumer cheque operation, and our North American stamp and Canadian card operations.

Third quarter revenues for Maxxcom were $148.1 million, an increase of $10.5 million compared to the $137.6 million recorded in the third quarter of 2001. Operating income before other charges, at $6.1 million, declined 14% from the $7.0 million generated in the same prior-year period. Operating expenses for the quarter included $0.9 million in severance costs related to a further reduction in staff as Maxxcom continued to align costs with revenues.

"We are encouraged by the revenue growth achieved by Maxxcom in the third quarter. Increased billings from the advertising agencies, as well as an expansion of research and consulting services, combined with increased demand for branding and corporate identity services resulted in an 8% improvement compared to the third quarter of last year," stated Miles S. Nadal, Chairman and Chief Executive Officer. "Recent successes in attracting new business combined with management's continued focus on the reduction of infrastructure costs positions Maxxcom for improved profitability from both the traditionally higher fourth quarter revenues and an improving marketing communications industry."

As previously announced on October 22, Custom Direct, Inc., a wholly owned subsidiary of MDC, through the Custom Direct Income Fund filed a preliminary prospectus with the securities regulatory authorities in Canada in connection with a proposed initial public offering of units of the Fund. If successful, proceeds of the offering, together with proceeds from a new credit facility, would be used to acquire from the Company an approximate 80% interest in Custom Direct, Inc., MDC's U.S. direct-to-consumer cheque business. Based upon yields of similar recent offerings, gross proceeds to MDC would be expected to be in the range of U.S.$140 million to U.S.$160 million (Cdn$220 million to Cdn$250 million).

"Overall we are very pleased with our results in the third quarter and are encouraged by the momentum for the rest of the year," stated Mr. Nadal.

About MDC Corporation Inc. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on Nasdaq National Market under the symbol MDCA.

About Maxxcom Inc. ("Maxxcom")

Maxxcom, a subsidiary of MDC Corporation, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, public relations, public affairs, investor relations, marketing research and consulting, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2001 and subsequent SEC filings.

                                              MDC CORPORATION INC.
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                           THIRD QUARTER 2002 and 2001
                               (Unaudited, $CDN 000's - except per share amounts)


For the Three Months Ended September 30,                                  2002          2001*         Change
----------------------------------------------------------------- ------------- -------------- --------------
Sales                                                                 221,037         262,343          (16%)
Cost of sales                                                         114,238         129,840          (12%)
                                                                  ------------- --------------

Gross profit                                                          106,799         132,503          (19%)
Operating expenses                                                     90,420         103,175          (12%)
                                                                  ------------- --------------

Operating income before other income (charges)                         16,379          29,328          (44%)
                                                                  ------------- --------------
Other income (charges)
     Net gain on asset dispositions and other charges                   1,854        (154,040)
     Unrealized foreign exchange loss                                         -       (12,160)
     Amortization                                                      (5,533)         (8,529)
     Interest, net                                                     (6,088)        (14,591)
                                                                  ------------- --------------

                                                                       (9,767)       (189,320)
                                                                  ------------- --------------
Income (loss) before income taxes, goodwill charges and
minority interest                                                       6,612        (159,992)

Income taxes (recovery)                                                 1,006         (48,959)
                                                                  ------------- --------------

Income (loss) before goodwill charges and minority interest             5,606        (111,033)

Goodwill charges, net of income tax recovery                                -          48,215

Minority interest (recovery)                                              108          (5,165)
                                                                  ------------- --------------

Net income (loss) for the period                                        5,498        (154,083)
                                                                  ============= ==============

Cash Flow from operations                                              11,013          11,560
                                                                  ============= ==============

Earnings Per Share
   Net income (loss)
o        Basic                                                           0.30           (9.14)
o        Fully Diluted                                                   0.21           (9.14)
Cash Flow Per Share
o        Basic                                                           0.63            0.65           (3%)
o        Fully Diluted                                                   0.42            0.48          (13%)
Weighted average shares outstanding during the period
o        Basic                                                     16,915,341      16,909,743            0%
o        Fully Diluted**                                           26,558,351      24,315,213            9%
----------------------------------------------------------------- ------------- -------------- --------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Three Months Ended September 30,                                  2002           2001         Change
----------------------------------------------------------------- ------------- -------------- --------------

Secure Transactions
Sales                                                                  72,923         124,737          (42%)
Operating Income                                                       10,298          22,292          (54%)
Maxxcom
Sales                                                                 148,114         137,606            8%
Operating Income                                                        6,081           7,036          (14%)
----------------------------------------------------------------- ------------- -------------- --------------

*     Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities.

**    The Company has the option to satisfy the $50,000 of 7% Convertible Notes ("Notes") with cash or Class A
      Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the fully diluted shares outstanding include 9,633,911 (2001 - 7,072,136) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.

                                               MDC CORPORATION INC.
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   2002 and 2001
                                (Unaudited, $CDN 000's - except per share amounts)


For the Nine Months Ended September 30,                                   2002          2001*         Change
----------------------------------------------------------------- ------------- -------------- --------------
Sales                                                                 713,314         827,048          (14%)
Cost of sales                                                         370,196         409,920          (10%)
                                                                  ------------- --------------

Gross profit                                                          343,118         417,128          (18%)
Operating expenses                                                    282,936         329,299          (14%)
                                                                  ------------- --------------

Operating income before other income (charges)                         60,182          87,829          (31%)
                                                                  ------------- --------------
Other income (charges)
     Net gain on asset dispositions and other charges                 158,905        (154,040)
     Unrealized foreign exchange gain (loss)                            6,702         (15,800)
     Amortization                                                     (19,219)        (27,033)
     Interest, net                                                    (22,170)        (39,718)
                                                                  ------------- --------------

                                                                      124,218        (236,591)
                                                                  ------------- --------------
Income (loss) before income taxes, goodwill charges and
minority interest                                                     184,400        (148,762)

Income taxes (recovery)                                                34,445         (47,044)
                                                                  ------------- --------------

Income (loss) before goodwill charges and minority interest           149,955        (101,718)

Goodwill charges, net of income tax recovery                                -          57,573

Minority interest (recovery)                                            3,978          (5,344)
                                                                  ------------- --------------

Income (loss) from continuing operations                              145,977        (153,947)

Loss from discontinued operations                                           -         (40,000)
                                                                  ------------- --------------

Net income (loss) for the period                                      145,977        (193,947)
                                                                  ============= ==============

Cash Flow from operations                                              28,220          43,752
                                                                  ============= ==============

Earnings Per Share
   Income (loss) from continuing operations
o        Basic                                                           8.56           (9.22)
o        Fully Diluted                                                   5.74           (9.22)
   Reported
o        Basic                                                           8.56          (11.59)
o        Fully Diluted                                                   5.74          (11.59)
Cash Flow Per Share
o        Basic                                                           1.60            2.49          (36%)
o        Fully Diluted                                                   1.12            1.99          (44%)
Weighted average shares outstanding during the period
o        Basic                                                     16,915,341      16,876,055            0%
o        Fully Diluted                                             25,501,775      22,148,656           15%
----------------------------------------------------------------- ------------- -------------- --------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Nine Months Ended September 30,                                   2002           2001         Change
----------------------------------------------------------------- ------------- -------------- --------------

Secure Transactions
Sales                                                                 278,537         387,892          (28%)
Operating Income                                                       43,227          66,864          (35%)
Maxxcom
Sales                                                                 434,777         439,156           (1%)
Operating Income                                                       16,955          20,965          (19%)
----------------------------------------------------------------- ------------- -------------- --------------

*     Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities.

**    The Company has the option to satisfy the $50,000 of 7% Convertible Notes ("Notes") with cash or Class A
      Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the fully diluted shares outstanding include 8,576,329 (2001 - 4,812,320) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.

                                                         MDC CORPORATION INC.
                                                      CONSOLIDATED BALANCE SHEETS
                                                             ($CDN 000's)


------------------------------------------------------------------------ ------------------ -----------------
                                                                                     As at             As at
                                                                             September 30,      December 31,
                                                                                      2002             2001*
                                                                               (Unaudited)         (Audited)
------------------------------------------------------------------------ ------------------ -----------------

ASSETS
Current
    Cash and cash equivalents                                                      48,937             59,301
    Accounts receivable                                                           119,745            142,769
    Inventory                                                                      10,557             23,282
    Prepaid expenses and sundry                                                    12,586             11,969
    Future income taxes                                                             -                 28,000
                                                                         ------------------ -----------------
                                                                                  191,825            265,321

Capital and other assets                                                          130,504            166,439
Goodwill                                                                          259,521            462,746
                                                                         ------------------ -----------------

                                                                                  581,850            894,506
                                                                         ================== =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable and accrued liabilities                                      145,320            204,994
    Deferred revenue                                                               20,193             23,771
    Current portion of long-term indebtedness                                       4,984             12,049
                                                                         ------------------ -----------------
                                                                                  170,497            240,814

Long-term indebtedness                                                            246,710            527,468
                                                                         ------------------ -----------------
                                                                                  417,207            768,282
                                                                         ------------------ -----------------
Minority interest                                                                  14,650             15,253
                                                                         ------------------ -----------------

Shareholders' equity
    Share capital                                                                 144,542            142,599
    Other paid-in capital                                                          37,521             51,943
    Cumulative translation adjustment                                              20,078             13,892
    Retained earnings (deficit)                                                   (52,148)           (97,463)
                                                                         ------------------ -----------------
                                                                                  149,993            110,971
                                                                         ------------------ -----------------

                                                                                  581,850            894,506
                                                                         ================== =================

------------------------------------------------------------------------ ------------------ -----------------

*     Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities. The effect was a reduction in capital and other assets and retained earnings (deficit) of $23,809.

                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MDC CORPORATION INC.
                                         ------------------------------
                                                (Registrant)

Date:          November 6, 2002          By:  /s/ Walter Campbell
               ------------------             -------------------------
                                                     (Signature)
                                              Walter Campbell
                                              Senior Vice President Finance


     Print the name and title of the signing officer under their signature